Filed by Mountain & Co. I Acquisition Corp.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Bridgeburg Invest, S.L.

Mountain & Co. I Acquisition Corp.

(Commission File No.: 001-41021)

The following communication is a transcript of the Mountain & Co. I Acquisition Corp. and Barça Media Conference Call held on August 11, 2023.

C O R P O R A T E P A R T I C I P A N T S

Cornelius Boersch, Chief Executive Officer of Mountain & Co. I Acquisition Corp.

Alexander Hornung, Chief Financial Officer

Miles Gilburne, Independent Director of Mountain & Co.

P R E S E N T A T I O N

Operator

Hello everyone and welcome to the Mountain & Co. I Acquisition Corp. and Barça Media Conference Call. The information discussed today is qualified in its entirety by the Form 8-K that’s been filed today by Mountain & Co. and may be accessed on the SEC’s website, including the exhibits thereto.

Please note that the press release issued this morning and related SEC documents also can be found at www.mountain-spac.com. The investor deck that will be presented as part of today’s discussion has been publicly filed with the SEC and posted on www.mountain-spac.com, where it is available for download. Please review the disclaimers included therein and refer to that as the guide for today’s call.

Statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in Mountain & Co.’s Form 8-K filed today and the exhibits thereto. For more information, please refer to the risks, uncertainties and other factors discussed in Mountain & Co.’s SEC filings.

All cautionary statements regarding forward-looking statements made during this call are applicable to any other forward-looking statements. You should carefully consider the risks, uncertainties and other factors discussed in Mountain & Co.’s SEC filings. Do not place undue reliance on forward-looking statements, which Mountain & Co. assumes no responsibility for updating.

In addition, statements made today regarding expected cash and equity ownership following the transaction do not take into account any possible redemptions of existing Mountain & Co. shareholders prior to the business combination.

This call will feature prepared remarks from management and will not feature a subsequent Q&A session.

I will now turn the call over to Cornelius Boersch, Chief Executive Officer of Mountain & Co. I Acquisition Corp.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Cornelius Boersch

Thank you all for joining us today. I am Conny Boersch, CEO of Mountain & Co. I Acquisition Corp. and I’m joined today by Alexander Hornung, Chief Financial Officer, and Miles Gilburne, Independent Director of Mountain & Co.

We are excited to take some time to today to walk you through our proposed business combination with Barça Media, a newly formed company which combines FC Barcelona’s existing audiovisual, digital media and eSports assets into one dedicated entity. Not only do we believe that Mountain & Co. and Barça Media makes a strong combination, but also that now specifically is an opportune time for this transaction.

Our board members have a long history in high-growth technology, consumer, and entertainment companies. At its core, Barça Media is a technology and consumer-driven company, and our deep experience in the sector is going to help drive the Company’s growth, profitability, and scalability globally. Mountain & Co.’s management team, with bountiful experience within internationally-focused companies, lends itself perfectly to a global brand in this space, and we are doing exactly that with this business combination in partnership with FC Barcelona, one of the most iconic brands in the world.

Barça Media presents investors with a unique and exciting investment opportunity in a global sporting powerhouse with a highly engaged supporter base to the tune of around 330 million global fans in the ‘21/‘22 season. In the same season, FC Barcelona’s games were viewed by over 434 million people. With more than 421 million social media followers, Barça is the most followed football club on social media and had the highest engagement in 2022 of all global football clubs.

I will now hand over to Alexander Hornung to provide some more information on the Company, its people, and the long-term strategy.

Alexander Hornung

Hello everyone. I’m thrilled to be here today to introduce this brand-new company, Barça Media, and explain why now is the right time to bring this entity to the public markets.

We expect that Barça Media’s post-transaction balance sheet will provide the Company a significant amount of capital to drive organic growth opportunities and expand its media and content offerings.

Upon closing, we expect that the combined company will have an anticipated enterprise value of approximately $1 billion, providing a strategic and fortified position for the Company to continue to expand its industry-leading offerings. The new company will boast a strong combination of senior leadership with deep brand, content, and technology experience, well suited to continue driving creativity, innovation, and growth in the years ahead.

Not only do we believe that this high-growth, highly diversified entertainment company is particularly well-suited for the U.S. markets, but also that now is the optimal time for this transaction. With the upcoming 2026 FIFA World Cup in North America, as well as increased attention on the U.S. football market, we are confident Barça Media will benefit from the sport’s increasingly growing attention and engagement.

We are proud to introduce you to this tremendous business and we look forward to assisting Barça Media with its mission to be one of the globally leading sports and entertainment company.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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In order to diversify FC Barcelona’s revenue stream and take advantage of the increasingly emerging opportunities coming from the digital space, the Club has combined three separate businesses within FC Barcelona’s media offerings.

I will hand it over to Miles Gilburne to provide detailed information on the three business units.

Miles Gilburne

Thank you, Alex. The first business unit is comprised of the carve-out of FC Barcelona’s existing audiovisual business, which has historically engaged in the development and production of audiovisual content to support the Club.

This audiovisual content, leveraging the strength of the FC Barcelona brand, 20-years of operational experience and the support of hundreds of millions of fans worldwide, is positioned as an important actor in the creation, production, and marketing of content, even beyond FC Barcelona-specific IP.

Today, the division is mainly engaged in the production and co-production of world-class sporting content for global audiences as well as the development of new IP, not only in the form of content spin-offs but also through product licensing and merchandising. Every year, this division produces over 5,000 videos and services and receives over three billion social media views. We anticipate that these assets have the potential to be an industry-leading entertainment offering.

The second and third business units of Barça Media are the Digital Asset and eSports and gaming divisions. These divisions seek to generate new revenue opportunities in the digital space by taking advantage of FC Barcelona’s worldwide brand recognition. Barça Media plans to leverage the popularity and unique nature of the Club’s assets through digitization and commercialization of assets such as NFTs, fan tokens, metaverse offerings and more.

Furthermore, the Company intends to establish a co-owned presence in the virtual world and activate experiences which generate different revenue streams. Blockchain technology has created an incredible set of new revenue opportunities for football clubs to explore, from new sponsorships to the digital monetization of the Club’s assets, such as videos, pictures, and players in the form of virtual avatars. The Company will also organize physical and virtual events such as concerts and further plans on launching its own Barça Media Venture investment arm.

On behalf of all the directors of Mountain, I want to say that we are mindful of and humbled by the responsibility of helping to fully and robustly bring into the digital world, this iconic brand that touches the hearts and souls of so many people and cultures around the world.

I will now hand it back to Alexander Hornung to explain the key growth drivers and summarize the transaction structure.

Alexander Hornung

Thank you, Miles.

Key drivers of the growth in the Sports and Football industry are projected to come from the digital world and FC Barcelona has a considerable first-mover advantage in the audiovisual and digital spaces, demonstrated by the Club’s unparalleled social media position. Barça Media is considered a key priority for the overall growth of FC Barcelona, and the Club expects Barça Media to be an important source of revenue in the coming years. Consequently, the Club projects to assign significant resources to boost Barça Media’s growth post-transaction.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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As some of you may know, last year Orpheus Media and Socios.com both purchased equal positions of 24.5% in FC Barcelona’s Bridgeburg subsidiary, which currently holds a subset of the Club’s digital assets. Prior to the closing of the transaction, all holders of ordinary shares of Bridgeburg will contribute all of the ordinary shares of Bridgeburg to the public parents in return for a number of ordinary shares in the share capital of the public parent as set forth in the Business Combination Agreement.

As a result of the steps described above and related transactions, as of the closing of the transaction, the public parent will own all of the existing shares in Bridgeburg. As of immediately following the closing of the transaction, it is expected that former SPAC shareholders will own approximately 20% of the total shares outstanding of the public parents, with FC Barcelona owning the majority, contingent on redemption and warrant levels.

Uniquely, FC Barcelona is one of the few large European sports clubs that is owned by its 144,000 members, socis, and this transaction will be subject to final approval by the Club’s general assembly.

As we stated upfront, the transaction represents a pro forma enterprise value of $1 billion and will provide unrestricted cash on Barça Media’s balance sheet, depending on redemption levels.

In conclusion, we are incredibly excited about this combination with Barça Media, which we truly believe will be a leading entertainment and content platform in a vastly growing and opportunistic marketplace.

To integrate the three business units under one umbrella, Mountain & Co. will establish a transition team together with FC Barcelona. This will support the management of Barça Media and comprise Albert Bago, Chief Strategy Officer of FC Barcelona, Thomas Middelhoff, former CEO of Bertelsmann, as Chief Strategy Officer, and myself as Chief Financial Officer and Executive Director. Following the closing of the transaction, Mountain & Co. will further designate a non-Executive Director, Miles Gilburne, to serve an initial three-year term.

With that, I want to thank you all for taking the time to listen to our presentation.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

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Additional Information and Where to Find It

In connection with the proposed transaction, a newly-formed Netherlands private limited liability company to be renamed Barça Media (“TopCo”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) that will include a prospectus with respect to TopCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Mountain & Co. I Acquisition Corp. (“Mountain”) to vote on the proposed transaction. Shareholders of Mountain and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about TopCo, Bridgeburg Invest, S.L., a Spanish limited liability corporation (the “Company”), Mountain and the proposed transaction. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Mountain as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Mountain will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Mountain & Co. I Acquisition Corp., 4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Mountain, the Company and TopCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Mountain and their ownership is set forth in Mountain’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2022 and subsequent filings, including quarterly reports on Form 10-Q and Forms 4. Information about the Company’s and TopCo’s respective directors and executive officers and their ownership will be set forth in the preliminary and definitive proxy statement/prospectus to be included in the Registration Statement. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Mountain’s shareholders in connection with the potential transaction will be set forth in the preliminary and definitive proxy statement/prospectus to be included in the Registration Statement. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Mountain & Co. I Acquisition Corp., 4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Mountain, the Company and TopCo. In some cases, you can identify forward-looking statements by the following words: “budget,” “may,” “will,” “could,” “would,” “should,” “forecast,” “future,” “might,” “outlook,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed transaction, are also forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Most of these factors are outside Mountain’s, the Company’s and TopCo’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transaction, including the timing and structure of the transaction, the satisfaction of the closing conditions to the proposed transaction, the level of redemptions by Mountain’s public shareholders, the prospects and anticipated value of TopCo and its content, services and brand in the future, and the proceeds and benefits of the proposed transaction. These forward-looking statements are subject to a number of risks and uncertainties, including, among others: changes in domestic and foreign business, market, financial, political and legal conditions; the ability to complete the business combination due to the requirement to obtain approval from Mountain’s shareholders and Futbol Club Barcelona’s, a sport association (asociación deportiva) (“FCB”) general assembly, and to satisfy other closing conditions in the business combination agreement; the ability to successfully negotiate and enter into the ancillary agreements to the business combination agreement, including, but not limited to, the content production and license agreement; the occurrence of any event that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that have been or may be instituted against Mountain, the Company, FCB or others; the ability to recognize the anticipated benefits of the proposed transaction; the amount of redemption requests made by Mountain’s public shareholders; whether TopCo’s shares will be approved for listing on the Nasdaq and the ability to meet stock exchange listing standards following the consummation of the proposed transaction; the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and thereafter; costs related to the proposed transaction; the Company’s ability to grow and achieve its business objectives; the effects of competition on the Company’s future business; changes in consumer viewing habits and the emergence of new content distribution platforms; the Company’s ability to execute a digital media strategy that generates the revenue anticipated; the Company’s ability to maintain, enhance and protect and the Company’s dependence on the popularity of FCB’s brand and reputation; the Company’s ability to adequately protect against media piracy; the ability of Mountain, TopCo or the Company to issue equity or obtain financing in connection with the proposed transaction or in the future; and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement to be filed by TopCo with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2022 of Mountain and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC.

The forward-looking statements in this communication speak only as of the date of this communication. However, while Mountain, the Company and TopCo may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Mountain, the Company and TopCo as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Mountain or TopCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.